UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[✓]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
701 North Lilac Drive
P.O. BOX 1452
Minneapolis, Minnesota 55440
(612) 540-1554

Tennant Company
Retirement Savings Plan

Financial Statements
December 31, 2016 and 2015

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Benefits Committee
Tennant Company Retirement Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Tennant Company Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tennant Company Retirement Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) and delinquent participant contributions (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

A member of Nexia International

Tennant Company Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments at fair value:
Registered investment companies	$333,657,350	$310,962,312
Tennant Company common stock	51,391,663	49,480,597
Total investments	385,049,013	360,442,909

Receivables:
Tennant Company contributions	4,304,724	4,114,615
Participants contributions	36,713	31,449
Notes from participants	6,744,885	6,826,365
Total receivables	11,086,322	10,972,429
Total assets	396,135,335	371,415,338

Net assets available for benefits	$396,135,335	$371,415,338
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions to Net Assets Available for Benefits Attributed to:
Investment income:
Net appreciation in fair value of investments	$27,678,951
Dividends and interest	8,759,806
Dividends — Tennant Company common stock	654,521
Other	3,097
Net investment income	37,096,375

Interest income from notes receivable from participants	337,415

Contributions:
Participant	12,615,411
Rollovers	1,343,539
Tennant Company (employer)	8,208,638
Total contributions	22,167,588
Total additions	59,601,378

Deductions From Net Assets Available for Benefits Attributed to:
Distributions to participants	34,417,915
Administrative expense	463,466
Total deductions	34,881,381

Net increase	24,719,997

Net assets available for benefits:
Beginning of year	371,415,338
End of year	$396,135,335
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 1.    Plan Description
General: The following brief description of the Tennant Company Retirement Savings (the Plan) is provided for general purposes only. Participants should refer to the Plan description for more complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Benefits: The Tennant Company Retirement Savings plan offers 401(k) pre-tax deferral, matching and discretionary contributions. 401(k) post-tax (Roth) deferrals with in-plan conversion was added to the Plan effective January 1, 2015. Participant’s aggregate contributions to both pre-tax and post-tax are considered when calculating the matching contribution due.

Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) Pre and Post tax, and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year. The full value of a participant’s account is payable following termination of employment under any of the following circumstances:

a.	Normal retirement at age 65

b.Retirement at any time between the ages of 55 and 65

c.Disability retirement at any age

d.Voluntary termination of employment by employee

e.Involuntary termination or layoff other than for cause

f.Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant’s accounts. Distributions are made in cash or in-kind shares of Tennant Company stock, if so elected.

In-Service Distributions are allowed prior to termination of employment under any of the following circumstances:

a.Participant reaches age 59½

b.Immediate and heavy financial need

Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares proportionate to the votes cast by participants on allocated shares.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 1.    Plan Description (Continued)
Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock.

Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in.

Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Post-tax contributions will be allowed beginning January 1, 2015 to a Roth 401(k) account. Starting January 1, 2015 the Company changed the amount employees could contribute to the Plan from 25% to 75% of their certified earnings. The Company has agreed to contribute an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on eligible wages. There was a 2.79 percent discretionary contribution made for the year ended December 31, 2016. Participants may also rollover amounts representing distributions from other qualified plans.

Notes from participants: Participants can request a note amount not to exceed 50 percent of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate received by Vanguard from Reuters as of the last day of the prior month. The notes are secured by the balance in the participant’s accounts and bear interest at rates that range from 5.25 percent to 5.5 percent through November 2026. Principal and interest payments are received ratably from participants through monthly payroll deductions.

Plan Restatement: On January 29, 2016 Tennant Company filed a Plan restatement with the IRS requesting a determination that the Plan satisfies the qualification requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the related trust is exempt from taxation under Section 501(a) of the Code.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 2.    Summary of Significant Accounting Policies
Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes from participants: Notes which have exceeded the cure period are considered delinquent notes and are treated as distributions based upon the terms of the plan document.

Distributions to participants: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts on a per capita basis.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2016, or will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2016 statement of net assets available for benefits.

Recently Issued Accounting Pronouncements: In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part Ill) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this update is to simplify plan accounting. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. The new guidance has been applied retrospectively and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The plan has adopted Part II to reduce complexity of reporting investments.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 3.    Investments
The Plan’s investments in Tennant Company stock at December 31, 2016 and 2015, are presented in the following table:

Tennant Company Common Shares	2016	2015

Number of shares	717,428	879,307
Cost	$18,853,936	$23,562,876
Market	51,391,663	49,480,597
Note 4.    Fair Value Measurements

Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies: Certain investments in registered investment companies are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.

Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015

Note 4. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2016 and 2015:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment companies	$333,657,350	$—	$—	$333,657,350
Tennant Company common stock	51,391,663	—	—	51,391,663
Total investment assets at fair value	$385,049,013	$—	$—	$385,049,013

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$310,962,312	$—	$—	$310,962,312
Tennant Company common stock	49,480,597	—	—	49,480,597
Total investment assets at fair value	$360,442,909	$—	$—	$360,442,909
Note 5.    Party-in-Interest Transactions
The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.
Note 6.    Tax Status

The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated May 31, 2017, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7. Asset Reclassification
A reclassification of assets were made for the period ending December 31, 2015 to conform to presentation of the December 31, 2016 Financial statements. The reclassification had no impact on the Net Assets Available for Plan Benefits.
Note 8. Delinquent Contributions
During 2015, certain manual checks were processed outside the payroll system, as a result the impacted participant's contributions to the Plan were not made until calendar year 2016.

Tennant Company Retirement Savings Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2016

	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51*
Participant Contributions Transferred Late to the plan for year ended 12/31/15	$—	$3,976	$—	$—

Tennant Company Retirement Savings Plan
EIN 41-0572550 Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2016

	Description of Investment, Including Maturity
	Date, Rate of Interest, Collateral, Par or
Identity of Issuer, Lessor or Similar Party	Maturity Value **	Current Value
Registered investment companies:
Vanguard Wellington Fund*	Mutual fund	$54,670,285
Vanguard Institutional Index Fund*	Mutual fund	48,552,604
Metropolitan West Total Return Bond Fund	Mutual fund	35,077,667
Vanguard Fed Money Market*	Mutual fund	31,921,710
Vanguard Windsor Fund*	Mutual fund	25,963,966
Vanguard Small-Cap Index Fund*	Mutual fund	23,865,131
Vanguard Devel Markets IDX IST*	Mutual fund	23,217,913
Vanguard Growth Index Fund*	Mutual fund	20,830,016
Institutional Target Retirement 2030 Fund*	Mutual fund	9,759,424
Institutional Target Retirement 2020 Fund*	Mutual fund	9,384,619
Institutional Target Retirement 2035 Fund*	Mutual fund	9,328,132
Institutional Target Retirement 2025 Fund*	Mutual fund	8,267,433
Institutional Target Retirement 2045 Fund*	Mutual fund	7,010,711
Institutional Target Retirement 2040 Fund*	Mutual fund	5,891,211
Institutional Target Retirement 2050 Fund*	Mutual fund	4,715,224
Institutional Target Retirement 2015 Fund*	Mutual fund	4,223,350
DFA Emerging Markets Core Equity Port	Mutual fund	4,125,286
Institutional Target Retirement Income Fund*	Mutual fund	3,217,398
GMO Benchmark FR ALLOC SER FD R6	Mutual fund	1,345,753
Institutional Target Retirement 2010 Fund*	Mutual fund	1,077,601
Institutional Target Retirement 2055 Fund*	Mutual fund	988,066
Institutional Target Retirement 2060 Fund*	Mutual fund	160,650
Harbor International Growth Fund	Mutual fund	62,958
Causeway International Value Fund	Mutual fund	242
		333,657,350

Tennant Company common stock*	Common stock, 717,428 shares, par value
	$0.375; cost is $18,853,936	51,391,663
Participants	Notes from participants, ranging between
	5.25% and 5.50%, maturing through
	November 2026	6,744,885
		$391,793,898
*Represents party in interest.
**Cost information for participant-directed investments is not required.

EXHIBIT

Item #	Description
23	Consent of Independent Registered Public Accounting Firm — CliftonLarsonAllen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date:	June 23, 2017	/s/ Vicki L. Haugen
Vicki L. Haugen
Tennant Company